EXHIBIT 12

James River Coal Company

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Three Months End March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Earnings:
Income (loss) before income taxes	$(42,183)	$(15,640)	$(138,487)	$(24,138)	$54,599	$52,513	$(96,266)
Fixed Charges	13,164	14,088	55,597	52,892	34,440	21,373	22,034
Total Earnings	(29,019)	(1,552)	(82,890)	28,754	89,039	73,886	(74,232)
Fixed Charges:
Interest expense, including amortization of debt issue costs	12,510	13,385	52,666	50,096	29,943	17,057	17,746
Estimated interest factor of rental expense	654	703	2,931	4,828	4,497	4,316	4,288
Total fixed charges	13,164	14,088	55,597	54,294	34,440	21,373	22,034
Ratio of earnings to fixed charges	–	–	–	–	2.6	3.5	–
Deficiency of earnings to fixed charges	$42,183	$15,640	$138,487	$24,138	$–	$–	$96,266